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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                JagNotes.com Inc.

                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share

                         (Title of Class of Securities)

                                    47008C106

                                 (CUSIP Number)

                            Thomas J. Mazzarisi, Esq.
                  Executive Vice President and General Counsel
                                JagNotes.com Inc.
                       1200 N. Federal Highway, Suite 200
                            Boca Raton, Florida 33432
                               Tel: (561) 447-8248
                               Fax: (561) 447-8247
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 31, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             CUSIP No. 282491 10 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary Valinoti

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,975,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    444,500
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,975,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    444,500

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,419,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]
                                                                              *
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     21.65%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 1, dated September 10, 2001, to a Schedule 13D filed by Gary Valinoti relates to the common stock, par value $0.00001 per share (the "Common Stock"), of JagNotes.com Inc., a Nevada corporation (the "Company") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D.

         The responses to Items 2, 3, 4, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

         The business address of Mr. Valinoti is c/o JagNotes.com Inc., 6865 SW 18th Street, Suite B13, Boca Raton, Florida 33433.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 28, 2001, Mr. Valinoti used personal funds to purchase 150,000 shares of Common Stock that he owns on the open market at prices ranging from $0.085 to $0.11 per share for total cash consideration of approximately $14,900.

         On August 31, 2001, Mr. Valinoti received options to purchase 1,000,000 shares of Common Stock as compensation pursuant to the terms and conditions of his Amended and Restated Employment Agreement with the Company, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the "Employment Agreement").

         On September 7, 2001, Mr. Valinoti used personal funds to purchase 200,000 shares of Common Stock that he owns on the open market at prices ranging from $0.045 to $0.05 per share for total cash consideration of approximately $9,950.


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Item 4.  Purpose of Transaction.

         Pursuant to the terms and conditions of the Employment Agreement, the Company cancelled Mr. Valinoti's options to acquire up to 900,000 shares of Common Stock at a price of $0.25 per share and granted Mr. Valinoti new options to purchase 1,000,000 shares of Common Stock at a price of $0.02 per share (the "Valinoti Options") pursuant to the terms and conditions of his Employment Agreement with the Company. All of the Valinoti Options vested immediately upon execution of the Employment Agreement. The Valinoti Options are subject to the terms and conditions of the Company's 1999 Long-Term Incentive Plan, as amended, and may be exercised, in whole or in part, on a cashless basis by Mr. Valinoti.

         Mr. Valinoti does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Valinoti reserves the right to purchase additional shares of Common Stock in the open market from time to time.


Item 5.  Interest in Securities of the Issuer.

         The information set forth in Items 7-13 of the cover sheet filed herewith is incorporated by reference in response to this Item.

         (a) There were 19,417,807 shares of Common Stock outstanding on August 15, 2001. Mr. Valinoti may be deemed to beneficially own 4,419,500 shares of Common Stock (including 444,500 shares of Common Stock owned by Mr. Valinoti's wife, Cathleen Valinoti, and 1,000,000 shares of Common Stock issuable upon the exercise of stock options), representing approximately 21.65% of the Common Stock outstanding as of August 15, 2001.

         (b)      Number of shares as to which person filing statement has:

                  (i)      Sole power to vote or to direct the vote:
                           3,975,000 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote: 444,500 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of: 3,975,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of: 444,500 shares of Common Stock.

         (c) On August 28, 2001, Mr. Valinoti purchased 150,000 shares of Common Stock that he owns on the open market at prices ranging from $0.085 to $0.11 per share for total cash consideration of approximately $14,900. On August 31, 2001, the Company cancelled Mr. Valinoti's options to acquire up to 900,000

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shares of Common Stock at a price of $0.25 per share and granted Mr. Valinoti new options to purchase 1,000,000 shares of Common Stock at a price of $0.02 per share pursuant to the terms and conditions of his Amended and Restated Employment Agreement with the Company. As of the date hereof, Mr. Valinoti may be deemed to beneficially own 1,000,000 shares of Common Stock issuable upon exercise of the Valinoti Options. On September 7, 2001, Mr. Valinoti purchased 200,000 shares of Common Stock that he owns on the open market at prices ranging from $0.045 to $0.05 per share for total cash consideration of approximately $9,950.

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         With the exception of the Employment Agreement, Mr. Valinoti is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Amended and Restated Employment Agreement, dated as August 31,
           2001, by and between the Company and Gary Valinoti.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date: September 10, 2001                                    /s/ Gary Valinoti
                                                            -----------------
                                                            Gary Valinoti